Mail Stop 4561

May 8, 2006

Jennifer C. Ackart
Controller and Chief Accounting Officer
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

      Re: **Raymond James Financial, Inc.**
           Form 10-K for Fiscal Year Ended September 30, 2005
           Filed December 14, 2005
           File No. 001-09109

Dear Ms. Ackart:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Paul Cline
      Senior Accountant